

Mail Stop 4561

September 22, 2016

Lai Chai Suang
Chief Executive Officer
Mon Space Net Inc.
100.3.041, 129 Offices
Block J, Jaya One
No. 72A, Jalan Universiti
Section 13, 46200
Petaling Jaya, Malaysia

   Re: **Mon Space Net Inc.**
       Amendment No. 3 to Registration Statement on Form S-1
       Filed September 13, 2016
       File No. 333-210519

Dear Ms. Lai:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Result of Operations

Liquidity and Capital Resources, page 14

1. We note your revised disclosure indicating that the proceeds received from the sale of your common stock and the promissory note are expected to be used to pay your obligations, among other uses. Please clarify if you plan to repay the promissory note with the proceeds received in August 2016 from the sale of your common stock.

Directors, Executive Officers, Promoters and Control Persons, page 15

2.   Based on public filings, it appears that Mr. Low is currently serving as the President and a director of NextGlass Technologies Corporation and the Chief Financial Officer of Glocorp Inc. Please revise to provide a complete description of Mr. Low's business experience and reporting company directorships in the past five years. Refer to paragraphs (1) and (2) of Item 401(e) of Regulation S-K.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3483, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Katherine Wray

                                        Katherine Wray
                                        Attorney-Advisor
                                        Office of Information Technologies
                                        and Services

cc: Jason Ye, Esq.
        Lucosky Brookman LLP